KODIAK OIL & GAS CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Pretax income (loss) from continuing operations	$158,384	$3,875	$(2,402)	$(2,563)	$(56,498)
Add: Fixed charges	69,090	27,475	565	36	22
Add: Amortization of capitalized interest	2,604	241	—	—	—
Less: Capitalized interest	(46,000)	(8,374)	(470)	—	—
Earnings before fixed charges	$184,078	$23,217	$(2,307)	$(2,527)	$(56,476)

Fixed charges
Estimated interest component of rent	$130	$111	$12	$11	$15
Capitalized interest	46,000	8,374	470	—	—
Interest expense	22,960	18,990	83	25	7
Total Fixed charges	$69,090	$27,475	$565	$36	$22

Ratio of Earnings to Fixed charges	2.66	—	—	—	—

Insufficient coverage	$—	$(4,258)	$(2,872)	$(2,563)	$(56,498)